K. Michael Carlton

+1.202.373.6070

michael.carlton@morganlewis.com

August 11, 2020

VIA EDGAR

Ms. Karen Rossotto
Senior Counsel

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Cambria ETF Trust

File Nos. 333-180879 and 811-22704

Dear Ms. Rossotto:

On behalf of our client, Cambria ETF Trust (the “Trust” or the “Registrant”), we are responding to comments you delivered to us orally on October 4, 2019, and subsequently on October 16, 2019, regarding the Trust’s Post-Effective Amendments No. 90 (PEA No. 90) and No. 91 (PEA No. 91), both of which were filed with the U.S. Securities and Exchange Commission (“SEC”) on August 15, 2019, for the purpose of registering shares of the Cambria Venture ETF (formerly, Cambria Venture Capital Strategy ETF) and Cambria Buyout ETF (formerly, Cambria Private Equity Strategy ETF) (each, a “Fund” and, together, the “Funds”). The Staff’s comments and the Trust’s responses are set forth below. Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

Prospectus – Cambria Buyout ETF

1.	Comment: The Staff notes that it would consider certain of the proposed names for the Fund, including “Cambria Private Equity Strategy ETF”, “Cambria PE Strategy ETF” and “Cambria LBO Strategy ETF”, to be misleading unless accompanied by a policy to invest 80% of the value of the Fund’s net assets (plus borrowings for investment purposes) in private equity securities in accordance with Rule 35d-1 of the Investment Company Act of 1940 (the “1940 Act”). Please revise the Fund’s name and/or add the specified Rule 35d-1 80% policy so that the Fund’s name is not misleading to investors.

Morgan, Lewis & Bockius llp
1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

August 11, 2020

Response: The Registrant has changed the Fund’s name to Cambria Buyout ETF in response to subsequent communications with the Staff regarding the Fund’s name. The Registrant does not believe that the new Fund name triggers the need for an 80% investment policy under Rule 35d-1 as the term “Buyout” neither connotes a specific industry nor investment type.

2.	Comment: In plain English, describe or define “private equity securities” and/or “private equity funds” in the Fund’s principal investment strategy.

Response: The Registrant has added the following sentence to the Fund’s principal investment strategy:

Private equity funds traditionally are not listed on public exchanges and typically invest directly in private companies and/or acquire controlling interests in public companies and turn them private through a buyout process.

Prospectus – Cambria Venture ETF

3.	Comment: The Staff notes that the Fund’s name includes a typographical error on the EDGAR system. Please revise as appropriate.

Response: The Registrant has fixed the typographical error on the EDGAR system.

4.	Comment: The Staff notes that it would consider certain of the proposed names for the Fund, including “Cambria Venture Capital Strategy ETF” and “Cambria VC Strategy ETF”, to be misleading unless accompanied by a policy to invest 80% of the value of the Fund’s net assets (plus borrowings for investment purposes) in venture capital securities in accordance with Rule 35d-1. Please revise the Fund’s name and/or add the specified Rule 35d-1 80% policy so that the Fund’s name is not misleading to investors.

Response: The Registrant has changed the Fund’s name to Cambria Venture ETF in response to subsequent communications with the Staff regarding the Fund’s name. The Registrant does not believe that the new Fund name triggers the need for an 80% investment policy under Rule 35d-1 as the term “Venture” neither connotes a specific industry nor investment type.

5.	Comment: The Staff notes that venture capital firms tend to invest in companies with short operating histories that involve novel technology, products and services. Please describe whether Cambria’s algorithm is designed to replicate these and other characteristics typical of such companies.

Response: Cambria’s algorithm considers both a company’s market capitalization and its length of operation and favors companies with shorter operating histories and smaller market capitalizations. Cambria’s algorithm also tends to allocate Fund assets to companies in industries traditionally favored by venture capital firms, including industries within the health care and information technology sectors. Accordingly, the Registrant has revised the disclosure in the third paragraph of the Fund’s principal investment strategy to include the following disclosure:

August 11, 2020

Cambria’s proprietary algorithm will tend to select stocks of companies that (i) have shorter operating histories, (ii) have smaller market capitalizations, and (iii) are priced inexpensively relative to the market. Cambria’s algorithm also identifies companies based on leverage (e.g., a company’s debt/asset ratio) and value metrics, including, but not limited to, price-to-earnings (P/E) ratio and enterprise multiple (EV/EBITDA). In addition, Cambria’s algorithm will tend to allocate Fund assets to companies in industries favored by venture capital firms, including industries within the health care and information technology sectors.

6.	Comment: The Staff notes that Cambria’s algorithm considers the size, valuation and leverage of companies when identifying companies with similar characteristics to companies funded by venture capital firms. Consider disclosing more information about the valuation and leverage of typical venture capital companies.

Response: Please see our response to Comment 5, which includes new disclosure added to the Fund’s principal investment strategy to address the algorithm’s evaluation of a company’s leverage and value metrics.

7.	Comment: As the Fund seeks to mimic the returns of U.S. venture capital funds, please disclose the risks typically associated with venture capital companies. These risks may include that the companies:

•	tend to hold significant debt;
•	have significant variations in operating results;
•	be engaged in a rapidly changing business environment with products subject to a substantial risk of obsolescence;
•	require significant additional capital to support their operations, or may otherwise have a weak financial condition;
•	fail to become profitable and the capital invested in them, is often unsecured;
•	be dependent on its management team, which may not have prior experience running a high-growth company or may suffer from turnover of key personnel;
•	rely on market trends, which may not be sustainable, or on a competitive advantage that may be lost as competitors move into the market place;
•	be subject to high barriers of success that are dependent on large amounts of future capital investments, government approval of products or services, protecting intellectual property, and economic conditions.

Response: The Registrant has made the requested change.

Prospectus – Both Funds

8.	Comment: The Staff notes that the Funds may invest in Depositary Receipts. To the extent a Fund invests in unsponsored Depositary Receipts as part of its principal investment strategy, please add corresponding strategy and risk disclosure. Further, if a Fund invests in emerging market securities in the form of Depositary Receipts, please add corresponding strategy and risk disclosure.

August 11, 2020

Response: Neither Fund will invest in Depositary Receipts as part of its principal investment strategy. Accordingly, the Registrant has removed all references to Depositary Receipts from each Fund’s description of its principal investment strategy and principal risks.

9.	Comment: Please disclose any policy of the Funds to concentrate in a single industry or a particular group of industries. Further, if a Fund does not expect to concentrate its investments in a particular industry or group of industries as that term is defined in Form N-1A, consider replacing the words “concentrated” and “sector concentration” in the Fund’s principal investment strategy and principal risks sections.

Response: The Funds do not expect to concentrate their assets in a single industry or a particular group of industries, and each Fund has a concentration policy, set forth in the Statement of Additional Information (SAI), that it “will not concentrate [its] investments in issuers of one or more particular industries.” In addition, the Registrant has replaced the term (i) “concentrated” in each Fund’s principal investment strategy with “had significant investment exposure” to describe the Fund’s focus in a particular economic sector and (ii) “Sector Concentration Risk” in the Fund’s principal risks section with “Sector Risk.”

10.	Comment: The Staff notes that each Fund expects to “rebalance to target allocations at least annually” and “may experience high portfolio turnover.” Please reconcile these two statements in the Fund’s principal investment strategy.

Response: Although each Fund is actively managed and, as a result, may experience high portfolio turnover, the Adviser does not rebalance the target allocations of a Fund’s portfolio each time it makes a purchase or sale of securities on behalf of the Fund. The Adviser, however, will rebalance each Fund’s portfolio periodically, but no less frequently than annually, to meet the target allocations of Cambria’s proprietary valuation algorithm. Accordingly, each Fund is actively managed but may not be rebalanced to target allocations more than once per year. Each Fund’s principal investment strategy has been revised to reconcile these two statements.

11.	Comment: The Staff notes that “Micro Capitalization Company Risk” is a principal risk of each Fund. Please reference micro-cap securities in the Fund’s principal investment strategy if such investments are part of the Fund’s principal investment strategy.

Response: Each Fund’s principal investment strategy provides the market capitalization range for securities eligible for inclusion in the Fund’s portfolio, noting that the minimum market capitalization for inclusion in a Fund’s portfolio is $100 million. Micro-cap securities typically have a market capitalization between $50 million and $300 million. Accordingly, each Fund’s principal investment strategy already contemplates the Fund’s investment in micro-cap securities.

12.	Comment: Please consider rearranging the order in which the Funds’ principal risks are presented in the “Principal Risks” sections to prioritize risks that are most likely to adversely affect a Fund’s yield, NAV or total return, rather than list the Fund’s principal risks in alphabetical order.

Response: The Registrant believes that each risk disclosed in response to Item 4(b) of Form N-1A is a principal risk of the relevant Fund and that each such risk is relevant for investors. Further, the Registrant is not aware of any requirement in Form N-1A that requires a fund’s principal risks to be set forth in any particular order. More importantly, the Trust believes that ordering the risks alphabetically makes it easier for investors to find applicable risk factors and compare them across funds. Finally, the Registrant believes that seeking to order risks based on an inherently subjective determination of each risk’s relative risk to a Fund is potentially misleading.

August 11, 2020

13.	Comment: Consider revising the language under the header “Additional Information About the Funds’ Risks” for clarity.

Response: The Registrant has made the requested change.

14.	Comment: The Staff notes that the Item 9 description of “Depositary Receipts Risk” refers to investments in depositary receipts issued by companies in emerging markets. To the extent either Fund invests in emerging market companies as part of its principal investment strategy, please disclose in the Fund’s principal investment strategy and include corresponding Item 4 principal risk disclosure. If the Funds do not, please delete the reference to “emerging market issuers” from the Item 9 description of “Depositary Receipts Risk.”

Response: As noted in the response to Comment 8, neither Fund will invest in Depositary Receipts as part of its principal investment strategy. Accordingly, the Registrant has removed the corresponding principal risks from Item 4 and Item 9.

15.	Comment: The Staff notes that the Item 9 description of “Depositary Receipts Risk” refers to investments in depositary receipts that are not purchased in the public markets and are restricted securities that can be offered and sold only to “qualified institutional buyers” under Rule 144A of the Securities Act of 1933. To the extent either Fund invests in 144A securities as part of its principal investment strategy, please disclose in the Fund’s principal investment strategy and include corresponding Item 4 principal risk disclosure. If the Funds do not, please delete the reference to 144A securities from the Item 9 description of “Depositary Receipts Risk.”

Response: As noted in the response to Comment 8, neither Fund will invest in Depositary Receipts as part of its principal investment strategy. Accordingly, the Registrant has removed the corresponding principal risks from Item 4 and Item 9.

16.	Comment: The Staff notes that the Item 9 description of “Depositary Receipts Risk” notes that investments in depositary receipts “may be less liquid that the underlying shares in their primary trading market.” Consider whether either Fund should include “Illiquidity Risk” as one of its principal risks or a non-principal risk under Item 9. If the Funds do not invest in “less liquid” depositary receipts as part of their principal investment strategies, please delete the reference to depositary receipts that are “less liquid” from the Item 9 description of “Depositary Receipts Risk.”

Response: As noted in the response to Comment 8, neither Fund will invest in Depositary Receipts as part of its principal investment strategy. Accordingly, the Registrant has removed the corresponding principal risks from Item 4 and Item 9.

August 11, 2020

17.	Comment: The Staff notes that a “discussion regarding the basis for the Board of Trustees’ approval of the Management Agreement with respect to [each] Fund will be available in the Fund’s first annual or semi-annual report to shareholders.” Please specify in which report this information will appear.

Response: The Registrant has revised this disclosure to reflect that the basis for the Board’s approval of the Management Agreement with respect to the Cambria Buyout ETF will appear in the Fund’s semi-annual report to shareholders dated October 31, 2020. However, the Cambria Venture ETF is not expected to launch this year and its shares will not be available for purchase on or shortly after the date of the Prospectus. Accordingly, the Registrant has not revised the language related to the appearance of this disclosure in the Cambria Venture ETF’s next report to shareholders, but this language will be updated with respect to the Fund in conjunction with its launch.

18.	Comment: The Staff notes that “Creation Units are issued and redeemed for cash and/or in-kind for securities.” Consider whether cash redemption risk is a principal risk of either Fund.

Response: The Registrant confirms that cash redemption risk is not a principal risk of either Fund.

Statement of Additional Information – Both Funds

19.	Comment: Under “Investment Policies and Restrictions,” please replace the reference to “a vote of the holders of a majority of the Fund’s outstanding voting securities” with the language specified in the 1940 Act.

Response: The Registrant has made the requested change.

20.	Comment: Please revise the explanatory paragraph related to each Fund’s concentration policy to clarify that not all tax-free state and municipal securities are exempt from the Fund’s concentration policy.

Response: The Registrant has revised the last sentence of the referenced paragraph as follows:

Also, with respect to the limitations set forth in the Funds’ concentration policies, securities of the U.S. government (including its agencies and instrumentalities) and, except as set forth in the following sentence, tax-free securities of state or municipal governments and their political subdivisions (and repurchase agreements collateralized by government securities) are not considered to be issued by members of any industry. To the extent that the income from a municipal bond is derived principally from a specific project or backed principally from the assets and revenue of a non-governmental user, the securities will be deemed to be from the industry of that project or user.

21.	Comment: With respect to the Code of Ethics of the Trust, Cambria, and the Distributor, please disclose whether access persons may invest in securities that may be purchased or held by the Funds.

August 11, 2020

Response: The Registrant has revised the following sentence to reflect that access persons of the Trust, Cambria and the Distributor are permitted to invest in securities that may be purchased or held by the Funds:

Under each Code of Ethics, access persons are permitted to engage in personal securities transactions, including in securities that may be purchased or held by the Funds, but the access persons are required to report their personal securities transactions for monitoring purposes.

* * * * *

If you have any additional questions or comments, please do not hesitate to contact me at (202) 373-6070.

Sincerely,

/s/ K. Michael Carlton

K. Michael Carlton

cc:     W. John McGuire, Esq.